Exhibit 99.6

D.B.S. Satellite Services (1998) Ltd. Financial Statements Year ended December 31, 2009

D.B.S. Satellite Services (1998) Ltd.

Financial Statements as of 31 December, 2009

Somekh Chaikin	Telephone	972 2 531 2000
8 Hartum Street, Har Hotzvim	Fax	972 2 531 2044
PO Box 212, Jerusalem 91001	Internet	www.kpmg.co.il
Israel

Auditors Report for the Shareholders of
D.B.S. Satellite Services (1998) Ltd.

We have audited the accompanying statements of financial position of D.B.S. Satellite Services (1998) Ltd (“the Company”) as at December 31, 2009 and 2008, and the related income statements, the statements of comprehensive income, the statements of changes in equity and the statements of cash flows for each of the three years, the last of which ended December 31, 2009. These financial statements are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing principles in Israel, including standards prescribed by the Auditors’ Regulations (Manner of Auditor’s Performance) – 1973. Such  standards require that we plan and perform the audit to obtain reasonable assurance that  the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion these financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and its results of  operations, changes in equity and cash flows for each of the three years, the last of which ended December 31, 2009, in accordance with International Financial Reporting Standards (IFRS) and in accordance with the Securities Regulations (Annual Financial Statements) - 2010.

Without qualifying our opinion, we draw attention to Note 5 with respect to the financial position of the Company. The continuation of the Company’s activities depends, inter alia, on its compliance with the stipulations determined for 2010 and/or further reliefs that will be received.

Furthermore, we draw attention to Note 22B to the financial statements with respect to a class action  filed against the Company with respect to disruptions to the Company's broadcasts. Based on the assessment of the Company’s management, which is based on the opinion of its legal counsel, the Company has included appropriate provisions in its financial statements.

Somekh Chaikin
Certified Public Accountants

February 25, 2010

Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

D.B.S. Satellite Services (1998) Ltd.

Statement of Financial Position as at December 31

		2009	2008
	Note	NIS thousands	NIS thousands

Assets

Short-term deposits	6	3,020	3,000
Trade receivables	7	160,152	152,876
Other receivables	7	8,177	8,261

Total current assets		171,349	164,137

Property, plant and equipment, net	8	682,473	671,663
Other intangible assets, net	9	67,043	42,970
Broadcasting rights, net of rights exercised	10	284,766	253,333

Total non-current assets		1,034,282	967,966

Total assets		1,205,631	1,132,103

D.B.S. Satellite Services (1998) Ltd.

Statement of Financial Position as at December 31

		2009	2008
	Note	NIS thousands	NIS thousands

Liabilities

Credit from banks	11	283,698	877,202
Current debenture maturities	15	54,812	-
Trade payables	12	406,389	400,280
Other payables	13	143,343	207,962	*
Provisions	14	8,079	8,980

Total current liabilities		896,321	1,494,424

Debentures	15	625,741	654,780
Loans from institutions	16	181,729	157,700
Bank loans	11	607,036	-
Loans from shareholders	17	1,981,887	1,681,515
Other liabilities	18	14,288	27,812
Employee benefits	19	7,389	8,010	*

Total non-current liabilities		3,418,070	2,529,817

Total liabilities		4,314,391	4,024,241

Equity deficit

Share capital		29	29
Share premium		85,557	85,557
Option warrants		48,219	48,219
Capital reserves		1,537,271	1,537,271
Capital reserve for share-based payments		6,931	1,636
Accumulated deficit		(4,786,767)	(4,564,850)

Total equity deficit	23	(3,108,760)	(2,892,138)

Total liabilities and equity		1,205,631	1,132,103

Rimon Ben Shaul	Ron Eilon	Katriel Moriah
Authorized to sign on behalf of chairman of the board	CEO	CFO
(See Note 34)

*	Reclassified

Date of approval of the financial statements: February 25, 2010

The accompanying notes are an integral part of the financial statements.

D.B.S. Satellite Services (1998) Ltd.

Statements of Income for the year ended December 31

		2009	2008		2007
	Note	NIS thousands	NIS thousands		NIS thousands

Revenue		1,530,435	1,512,632		1,414,823

Cost of revenue	24	1,042,101	1,091,171		1,117,098

Gross profit		488,334	421,461		297,725

Selling and marketing expenses	25	122,312	128,162		137,679

General and administrative expenses	26	117,805	116,151		104,047

		240,117	244,313		241,726

Operating profit		248,217	177,148		55,999

Finance expenses		177,900	229,650	*	166,523	*

Finance income		(8,347)	(51,805	)*	(13,392	)*

Shareholders’ finance expenses		300,373	262,961	*	14,227	*

Financing expenses, net	27	469,926	440,806		167,358

Loss before taxes on income		(221,709)	(263,658)		(111,359)

Income tax	28	745	1,048		6,251

Loss for the period		(222,454)	(264,706)		(117,610)

Basic and diluted losses per share (in NIS)		7,441	8,919		3,934

*	Reclassified

The accompanying notes are an integral part of the financial statements.

D.B.S. Satellite Services (1998) Ltd.

Statements of Comprehensive Income for the year ended December 31

		2009	2008	2007
	Note	NIS thousands	NIS thousands	NIS thousands

Loss for the period		(222,454)	(264,706)	(117,610)

Other items of comprehensive income

Actuarial gains from a defined benefit plan	19	537	127	655

Other comprehensive income for the period		537	127	655

Total comprehensive loss for the period		(221,917)	(264,579)	(116,955)

Due to first-time adoption of the revised IAS 1 in these financial statements, the presentation format of the statement of comprehensive income was changed.  See also Note 2E (1) pertaining to changes in accounting policy.

The accompanying notes are an integral part of the financial statements.

D.B.S. Satellite Services (1998) Ltd.

Statement of Changes in Shareholders Equity for the year ended December 31, 2009

	Note	Share capital	Premium Shares	Option warrants	Capital reserve	Share-based payments	Accrued deficit	Total
		NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Balance at January 1, 2009 (audited)		29	85,557	48,219	1,537,271	1,636	(4,564,850)	(2,892,138)

Comprehensive loss for the period		-	-	-	-	-	(221,917)	(221,917)

Share-based payments	20	-	-	-	-	5,295	-	5,295

Balance at December 31, 2009 (audited)		29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)

Balance at January 1, 2008 (audited)		29	85,557	48,219	1,537,271	-	(4,300,271)	(2,629,195)

Comprehensive loss for the period		-	-	-	-	-	(264,579)	(264,579)
Share-based payments	20	-	-	-	-	1,636	-	1,636

Balance at December 31, 2008 (audited)		29	85,557	48,219	1,537,271	1,636	(4,564,850)	(2,892,138)

Balance at January 1, 2007 (audited)		29	85,557	48,219	1,188,855	-	(4,183,316)	(2,860,656)

Comprehensive loss for the period		-	-	-	-	-	(116,955)	(116,955)

Changes in repayment dates of shareholders' loans	17	-	-	-	348,416	-	-	348,416

Balance as at December 31, 2007 (audited)		29	85,557	48,219	1,537,271	-	(4,300,271)	(2,629,195)

Due to first-time adoption of the revised IAS 1 in these financial statements, the presentation format of the statement of changes in shareholders equity was changed.  See also Note 2E (1) pertaining to changes in accounting policy.

The accompanying notes are an integral part of the financial statements.

D.B.S. Satellite Services (1998) Ltd.

Statements of Cash Flows for the year ended December 31

	2009	2008	2007
	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities

Loss for the period	(222,454)	(264,706)	(117,610)

Adjustments:
Depreciation and amortization	234,203	249,880	273,202
Finance expenses, net	455,232	426,258	156,757
Loss (profit) from the sale of property, plant and equipment	(236)	(124)	23
Share-based payments	5,295	1,636	-
Income tax benefit expenses	745	1,048	6,251

Change in trade receivables	(7,277)	(7,352)	3,657
Change in other receivables	84	5	8,956
Change in trade payables	5,466	(61,394)	(4,060)
Change in other payables and provisions	(15,231)	21,585 *	12,978
Changes in broadcasting rights, net of rights exercised	(31,433)	(10,585)	(73,731)
Change in employee benefits	(82)	3,871 *	(488)
Change in other liabilities	(13,524)	(8,022)	(14,810)

	410,788	352,100	251,125

Income tax paid	(1,060)	(5,073)	(1,250)

Net cash flows from operating activities	409,728	347,027	249,875

Cash flow from investing activities
Interest received	-	76	211
Proceeds from sale of property, plant and equipment	949	-	60
Acquisition of property, plant and equipment	(214,368)	(198,208)	(223,607)
Acquisition of intangible assets	(9,262)	(12,643)	(11,995)
Payments for subscriber acquisition	(37,931)	(26,690)	(18,948)

Net cash used for investing activities	(260,612)	(237,465)	(254,279)

*	Reclassified

The accompanying notes are an integral part of the financial statements.

D.B.S. Satellite Services (1998) Ltd.

Statements of Cash Flows for the year ended December 31 (contd.)

	2009	2008	2007
	NIS thousands	NIS thousands	NIS thousands

Cash flow from financing activities

Loans received from institutions	-	-	50,000
Repayment of loans from institutions	-	-	(100,000)
Repayment of bank loans	-	-	(465,490)
Short-term credit from banks, net	13,532	(50,471)	(16,459)
Interest paid	(162,648)	(59,091)	(77,885)
Issue of debentures, net	-	-	614,238

Net cash flows deriving from (used for) financing activities	(149,116)	(109,562)	4,404

Increase in cash and cash equivalents	-	-	-

Cash and cash equivalents at the beginning of the period	-	-	-

Cash and cash equivalents at the end of the period	-	-	-

The accompanying notes are an integral part of the financial statements

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 1 – GENERAL

A.	Reporting Entity

DBS Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel on December 2, 1998. The Company’s head office is at 6 Hayozma St., Kfar Saba, Israel.

In January 1999, the Company received a license from the Ministry of Communications to broadcast television via satellite (“the License”). The broadcasting license was granted to the Company until January 2017 and may be extended for a further six years under certain conditions. The Company is subject to, inter alia, the Communications (Telecommunications and Broadcasts) Law 5742-1982 (“the Communications Law”) and its subsequent regulations and rules and to the license terms.

Under the license of Bezeq The Israel Telecommunication Corporation Limited (“Bezeq”), Bezeq is required to maintain full structural separation between it and its subsidiaries, including between it and the Company. Additionally, on March 31, 2004, the Minister of Communications published a document banning certain business alliances between Bezeq and its subsidiaries, including the Company, unless, inter alia, there is a material deterioration in the competitive status of the Company. The Ministry is considering the approval of certain exemptions regarding the restrictions relating to the alliances by amending the license. This process has not yet been completed.

In August 2009, the Supreme Court accepted the Antitrust Commissioner’s appeal of the ruling of the Antitrust Tribunal, which approved the merger (as defined in the Antitrust Law, 5748-1988) between the Company and Bezeq by exercising the options held by Bezeq into Company shares, subject to certain conditions, and decided not to consent to the merger.

B.	Definitions

In these financial statements -

(1)
International Financial Reporting Standards - ("IFRS") – standards and interpretations that were adopted by the International Accounting Standards Board (IASB) and which include international financial reporting standards and international accounting standards (IAS) along with the interpretations to these standards of the International Financial Reporting Interpretations Committee (IFRIC) or interpretations of the Standing Interpretations Committee (SIC), respectively.

(2)	The Company – D.B.S. Satellite Services (1998) Ltd.

(3)	Related party – Within its meaning in IAS 24, Related Party Disclosures

(4)	Interested parties – Within their meaning in Paragraph (1) of the definition of an “interested party” in Section 1 of the Securities Law - 1968

(5)	Index – The consumer price index as published by the Israeli Central Bureau of Statistics

NOTE 2 - BASIS FOR DRAFTING THE FINANCIAL STATEMENTS

A.	Statement of compliance with IFRS

The financial statements have been prepared in accordance with the Securities Regulations (Annual Financial Statements) 5770 - 2010.

The Company first adopted IFRS in 2006, therefore the transition date to IFRS was set as January 1, 2005 ("the date of transition to IFRS").

The financial statements were approved by the board of directors on February 25, 2010.

B.	Functional and presentation currency

These financial statements are presented in the new Israeli shekel, which is the Company’s functional currency, and are rounded to the nearest thousand. The shekel is the currency that represents the Company’s main financial environment

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 2 - BASIS FOR DRAFTING THE FINANCIAL STATEMENTS (CONTD.)

C.	Basis of measurement

The financial statements have been prepared on the historical cost basis except for the following assets and liabilities that are stated at fair value:  Derivative financial instruments.

The amount recognized as liability for a defined benefit is the current value of the liability for a defined benefit at the end of the reporting period less costs for any past service that has as yet not been recognized and less the fair value at the end of the reporting period of plan assets from which the liability should be paid, directly.

The value of non-monetary assets and equity items that were measured on the historical cost basis was adjusted to changes in the CPI until December 31, 2003, since until that date Israel was considered a hyperinflationary economy.

D.	Use of estimates and judgments

The preparation of the financial statements in compliance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Company’s financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. The Company’s Management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.
Estimates and underlying assumptions are reviewed on an ongoing basis. Adjustments in the accounting estimates are recognized in the period in which they are made and in any other affected period in the future.

Presented hereunder is information about critical estimates, made while implementing accounting policies and which have a significant effect on the financial statements:

•
Contingent liabilities – When assessing the possible outcomes of legal claims that were filed against the Company and its investees, the Company relied on the opinions of its legal counsel.  The opinions of the legal counsel are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the results of the claims may ultimately be determined by the courts, they may be different from such estimates.

•
Impairment of assets – The Company examines on every balance sheet date whether there have been any events or changes in circumstances which would indicate impairment of one or more non-monetary assets.  In the event of signs of impairment, the Company assesses whether the amount in which the investment in the asset is presented can be recovered from the projected future discounted cash flows from that asset, and if necessary, a provision for impairment is recorded up to the recoverable amount. The cash flows are discounted using a pre-tax discount rate that reflects current market assessments pertaining to the time value of the money and the risks specific to the asset. The estimates regarding cash flows are based on past experience with respect to this asset or similar assets, and on the best possible assessments of the Company regarding the economic conditions that will exist during the remaining useful life of the asset.

•
Useful life –The Company's fixed assets, intangible assets and broadcasting rights are amortized using the straight line method over their estimated useful life. The estimated useful life of these items is fixed based on their estimated technical life and the condition of the equipment.  Changes in these factors, which affect the estimated useful life of the asset, have a material impact on the Company's financial position and the results of its operations. The estimated useful life of the fixed assets and tangible assets are presented in Note 3(C) and in Note 3(D) below.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 2 - BASIS FOR DRAFTING THE FINANCIAL STATEMENTS (CONTD.)

E.	Changes in accounting policies

(1)	Presentation of financial statements

As of January 1, 2009, the Company applies IAS 1 – Presentation of Financial Statements, revised (“the Standard”).  The Standard permits the presentation of two statements – a statement of income and a separate statement of comprehensive income.

(2)	Employee benefits

As of January 1, 2009, the Company applies IAS 19 – Employee Benefits, revised (“the Amendment”), in accordance with the IFRS Improvements to International Financial Reporting Standards 2008 (Improvements to IFRSs). The amendment addresses the definition of “short-term employee benefits” and “other long-term employee benefits” to refer to when the benefits are due to be settled.  Based on the foregoing, specific benefits are classified as short-term benefits.  The Amendment is applied retrospectively.  The effect of the change on the financial statements was not material.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the basis of International Financial Reporting Standards and their related interpretations ("IFRS").

The accounting policy applied in the financial statements has been applied consistently to all the periods presented.

A.	Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Group at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are translated to the functional currency at the exchange rate at that date.

B.	Broadcasting rights

Broadcasting rights are presented by cost, net of rights exercised.

The cost of broadcasting rights that are acquired for movies and television programs to be broadcast include the amounts paid to the rights’ vendors. According to the terms of their acquisition agreements, the broadcasting rights are depreciated, based on actual broadcasts, from the total number of expected broadcasts based on management's projection, or permitted under the agreement (while the part that is not depreciated by the end of the agreement period is depreciated in full upon termination of the agreement) or according to the rights’ agreement period. The net adjustment of the broadcasting rights is presented as an adjustment of earnings as part of the ongoing operations in the statements of cash flows.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES – (CONTD.)

C.	Property, plant and equipment

(1)	Recognition and measurement

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed properties includes the cost of materials, direct labor and financing costs as well as any additional cost that can attributed directly to bringing the property to the status and condition required so that it can operate as intended by the management, and the costs of dismantling and removing the items and restoring the site on which they are located. The cost of purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment are material (including material costs of periodic tests) have a different useful life, these components are accounted for as separate items (material components) of property, plant and equipment.

(2)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the Company and the cost of the item can be measured reliably. The book value of the replaced part is derecognized. Ongoing maintenance costs are charged to profit or loss as incurred.

(3)	Depreciation

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful lives of each part of a fixed asset item.

Years

Broadcasting and receiving equipment	6.67
Installation costs*	1,2,3,15
Digital satellite decoders	4,6,8
Office equipment and furniture	6.67-14.2
Computers	3

*	The costs of installation in apartments are depreciated based on the duration of the contract with the subscribers.

Leasehold improvements are depreciated over the rental period or the expected useful life of the improvements, whichever is shorter.

D.	Intangible assets

(1)	Acquisition of subscribers

The Company capitalizes the direct selling costs paid to the marketers and sales staff for selling and upgrading subscribers who sign commitments to remain customers of the Company for the duration of the contractual period, and records these costs as an intangible asset.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES – (CONTD.)

D.	Intangible assets (contd.)

(2)	Software

Stand-alone software which adds additional functionality to the hardware is classified as intangible assets.

(3)	Research & Development

The developments are linked to the plan for creating products or new processes or for substantial improvements of the existing products or processes. Development costs are only recognized as intangible assets if the development costs can be measured reliably, the technical and economic feasibility of the project can be demonstrated, there is future financial reward from the product and the Company has the intention and ability to complete the development and use or sell the asset. The costs recognized as intangible assets include the cost of materials, direct salaries and overheads that are directly attributable to preparation of the asset for its intended use and capitalized credit costs. Other costs for software development are charged to profit or loss as incurred.

Capitalized software development costs are measured at cost less accumulated amortization and impairment losses.

(4)	Amortization

Amortization of intangible assets is recognized in the statements of income on a straight-line basis over the estimated useful lives of the intangible assets, from the date that they are available for use.

The estimated useful lives for the current and comparative periods are as follows:

Years

Software	3,5
Costs of acquisition of subscribers*	1,2,3
Capitalized development costs	3,5

*	Pursuant to the terms and conditions of contracts with the subscribers, since this method best reflects the projected consumption pattern of the future financial benefits inherent in the asset.

E.	Financial instruments

(1)	Non-derivative financial instruments

Non-derivative financial instruments comprise debt instruments, trade and other receivables, loans and credit received, and trade and other payables.

Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

A financial instrument is recognized when the Company accepts the contractual conditions of the instrument. A financial asset is derecognized when the Company's contractual rights to receive the cash flows deriving from the financial asset expires, or when the Company transfers the financial asset to others without maintaining control of the asset or transfers all the risks and rewards deriving from the asset. Regular way purchase and sale of financial assets are recognized on the trade date, meaning on the date on which the Company undertook to purchase or sell the asset. A financial liability is derecognized when the Company's obligation specified in the contract is discharged, cancelled or expired.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES – (CONTD.)

E.	Financial instruments (contd.)

(2)	Derivative financial instruments

The Company holds derivative financial instruments to hedge its foreign currency risks. The financial instruments primarily comprise forward transactions.

Derivative financial instruments are recognized initially at fair value; attributable transaction costs are included in statements of income when incurred. Subsequent to initial recognition, the financial derivatives are measured at fair value. Hedge accounting is not applied to derivative instruments serving as an economic hedge against financial obligations in foreign currency. The changes in the fair value of these derivative financial instruments are attributed to the statements of income as part of the profits or losses from foreign currency.

(3)	Index-linked assets and liabilities that are not measured at fair value

The value of the index-linked financial assets and liabilities, which are not measured at fair value, is revaluated in each period according to the actual increase in the index.

F.	Impairment

(1)	Financial assets

A financial asset is tested for impairment when objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its book value and the present value of the estimated future cash flows discounted at the original effective interest rate. All impairment losses are attributed to the statement of income.

(2)	Non-financial assets

The book value of the Company's non-financial assets is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The Company assesses annually the recoverable amount if indications of impairment exist.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less selling costs). In assessing value in use, the Company discounts the estimated future cash flows to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES – (CONTD.)

G.	Employee benefits

(1)	Post-employment benefits

The Company has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies or with pension funds and they are classified as defined contribution plans and defined benefit plans.

(a)	Defined contribution plans

The Company's obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss when they are created.

(b)	Defined benefit plans

The Company's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service during the current and prior periods. That benefit is recognized at its present value and the fair value of any plan assets is deducted. The discount rate is fixed according to the proceeds on the reporting date for government debentures denominated in the same currency and having similar maturity dates as the terms of the Company's obligations. The calculation is carried out by a qualified actuary using the projected unit credit method.

When the calculation results in an asset for the Company, an asset is recognized up to the net present value of economic benefits available in the form of a refund from the plan or a reduction in future contributions to the plan. Economic benefit in the form of refunds or reduction in future payments will be considered to be available when it can be exercised during the life of the plan or after removal of the liability.

If there is an obligation, as part of a minimal deposit requirement, for payment of additional amounts for past services, the Company recognizes the additional liability (increase of the net liability or reduction of the net asset) if such amounts are not available as a financial benefit in the form of a refund from the plan or reduction in future payments.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in profit or loss on a straight-line basis over the average period until the benefits become vested. If the benefits vest immediately, the expense is recognized immediately in profit or loss.

The Company immediately recognizes, through other comprehensive income, all actuarial gains and losses arising from defined benefit plans directly in retained earnings.

(2)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

Provision for a short-term employee benefit meant for a cash bonus or profit-sharing plan is recognized if the Company has a current legal or constructive obligation to pay said amount for past service provided by the employee and the obligation can be estimated reliably.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES – (CONTD.)

G.	Employee benefits (contd.)

(3)	Other long-term employee benefits

The Company's net obligation in respect of long-term employee benefits other than post-employment plans is the amount of future benefit that employees have earned in return for services rendered during the current and prior periods. The amount of these benefits is discounted to their current value. The discount rate is fixed based on the yield at the reporting date for government bonds that are denominated in the same currency and have maturity dates similar to the terms of the Company's obligation. The calculation is carried out using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

(4)	Share-based payments

The fair value at grant date of share-based payments granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the grants. The amount recognized as an expense for share-based payment grants contingent upon vesting terms which are service or performance terms and which are not market terms, are adjusted to reflect the actual number of share options that are expected to vest

For transactions in which Bezeq grants the Company's employees rights in its equity financial instruments, the Company handles the grant as an equity-settled share-based payment. In other words, the fair value of the grant is recognized directly in equity, as aforesaid.

H.	Provisions

A provision is recognized if, as a result of a past event, the Company has a current legal or constructive obligation that can be reliably estimated, and if it is probable that an outflow of economic benefits will be required to settle the obligation.

(1)	Onerous contracts

A provision for an onerous contract is recognized when the economic benefits that the Company expects to gain from the contract are lower than the unavoidable costs as a result of compliance with contractual commitments. The provision is measured based on the lower of the current value of the contractual cost of cancellation of the contract and the current value of the net contractual cost that will be incurred as a result of continuing the contract.

(2)	Lawsuits

A provision for claims is recognized if, as a result of a past event, the Company has a current legal or constructive obligation and it is more likely than not that an outflow of financial resources will be required to settle the obligation and the amount of obligation can be estimated reliably.

I.	Revenue

1)	Revenues from services provided are attributed to profit or loss, proportionately throughout the agreement period or on providing the service.

2)	Revenues from rental of digital satellite decoders are attributed proportionately throughout the agreement period.

3)
The Company charges a deposit for the digital satellite decoders rented by its customers, part of which the customers are eligible to be refunded for, proportionately, upon termination of their contract, in accordance with the contract signed with them. The revenue from deposit deductions is attributed to the statements of income, according to the terms of the contract signed with the customer.

4)	Commissions – when the Company acts in a transaction as an agent and not as owner, the revenue is recognized in the amount of the net commission.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES – (CONTD.)

J.	Income tax benefit expenses

Income tax expense comprises current and deferred tax. Current and deferred income tax is attributed to profit or loss unless the tax derives from the inclusion of transactions or items that were recognized directly in shareholders’ equity or in other comprehensive income.  Current and deferred taxes for a transaction or event that is recognized directly in shareholders' equity or other comprehensive income, is recognized directly in shareholders' equity or other comprehensive income.  Current tax is the expected amount of tax payable (or receivable) on the taxable income for the year, using tax rates in force or substantively in force at the reporting date.

K.	Operating lease

The Company classifies lease agreements, under which the Lessor substantially assumes all risks and rewards of ownership, as operating leases.  Payments made under operating leases are recognized in statements of income on a straight-line basis over the term of the lease.

L.	Loss per share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during said period.

M.	Finance income and expenses

Financing income comprises income from interest on invested funds, profits from exchange rate differentials and profits from derivative instruments recognized in profit or loss. Income on interest is recognized as it accrues, using the effective interest method.

Financing expenses comprise interest expense on loans received, impairment losses on financial assets and losses on derivative instruments recognized in profit or loss. All borrowing costs are recognized in statements of income using the effective interest method.

Gains and losses from exchange rate differentials are reported on a net basis.

N.	Transactions with the controlling shareholder

Assets and liabilities in a transaction with the controlling shareholder are measured at fair value on the transaction date.

As this is a capital transaction, the differences between the fair value and the proceeds from the transaction are attributed to shareholders’ equity.

O.	New standards and interpretations yet to be adopted

As part of its annual improvements program, Improvements to IFRSs 2009, the IASB published and confirmed on April 15, 2009, IFRS amendments on diverse accounting issues and specific conditions for each amendment. Presented hereunder are the amendments that may be relevant to the Company and which are expected to have an impact on the financial statements:

*
Items that qualify for hedging, amendment to IAS -39 Financial Instruments:  Recognition and measurement ("the Amendment"). The Amendment clarifies that changes in cash flows or changes in the fair value of a one-sided risk can de designated as a hedged item, in other words, a risk defined as a risk exposed to fluctuations above or below a certain price or a defined variable. The Amendment also clarifies that an inflation component can also be designated as a separate risk provided it is contractually specified in the cash flows of an index-linked debenture, so that it can be identified separately and measured reliably, if the other cash flows of the instrument are not affected by the inflation component. The Amendment is effective retrospectively for annual periods beginning on or after January 1, 2010 and thereafter. The Company is examining the effect of application of the new Standard on its financial statements.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES – (CONTD.)

O.	New standards and interpretations yet to be adopted (contd.)

*
IFRIC 19 – Extinguishing Financial Liabilities with Equity Instruments (“the Interpretation”). The Interpretation provides guidance on accounting for debt for equity swaps. Equity instruments issued at the date of settlement and extinguishing of all or part of a financial liability would be deemed "consideration paid" for calculating profit or loss from extinguishing of the financial liability. Equity instruments will be measured initially at fair value, unless that fair value cannot be measured reliably, in which case the equity instruments should be measured to reflect the fair value of the extinguished financial liability.  Any difference between the carrying amount of the financial liability and the initially measurement of the equity instruments would be recognized in profit or loss.  The Interpretation is effective retroactively for annual periods beginning on or after July 1, 2010 or thereafter. Early adoption is permitted. The Company is examining the effect of application of the new Standard on its financial statements.

NOTE 4 - DETERMINATION OF FAIR VALUES

Under the accounting and disclosure policies the Company is required to determine the fair value of both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. Further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

A.	Derivatives

The fair value of forward contracts on foreign currencies is based on references from financial institutions.

B.	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

C.	Share-based payment expenses

The fair value of employee share options and of share appreciation rights is measured using the Black-Scholes model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government debentures). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 5 – THE FINANCIAL POSITION OF THE COMPANY

A.
Since the beginning of its operations, the Company has accumulated substantial losses. The Company's losses in 2009 and 2008 amounted to NIS 222 million and NIS 265 million, respectively. As a result of these losses, the Company's capital deficit and working capital deficit at December 31, 2009 amounted to NIS 3,109 million and NIS 725 million, respectively.

B.
The terms of the loans and the credit facility that the Company received from the banks, the balance of which at December 31, 2009 is NIS 960 million, impose various restrictions on the Company that include, inter alia restrictions on providing a lien on or sale of certain assets, a restriction on receipt of credit from other banks without prior approval, a restriction concerning repayment of shareholders’ loans, and a requirement for compliance with financial covenants (“the Conditions”).

As of the date of this report, DBS (“the Company”?) has reached a basic agreement with the banks, which has not as yet been formulated into a binding contract, according to which:

a.	An additional bank will join the consortium of banks that finance DBS (“the Company”?), under the terms of the financing contract.

b.	The loan that the additional bank will extend will, for the most part, be used to repay the existing bank credit and other financing needs of the Company.

c.	The period for repaying the bank credit will be extended until the end of 2015.

d.	The financial covenants that the Company is required to comply with under the financing contract will be amended and replaced by others which will be adjusted to the Company’s business plan.

C.	At December 31, 2009, the Company is in compliance with the financial covenants set for it.

In the opinion of the Company’s Management and subject the signing of the foregoing financing contract in section B, the sources of financing available to it will be sufficient for its operating requirements for the forthcoming year, based on the cash flow forecast approved by the Company’s board of directors. If additional sources are required, or if the basic agreement does not mature into a contract, the Company will adapt its operations to preclude the need for additional sources other than those available to it.

D.
Subsequent to decisions of the Ministers of Communications in 2004 and 2005, restricting the injection of funds to the Company from the shareholder, Bezeq, holding the largest share in the Company, the Company and Bezeq filed a petition to the High Court of Justice for issue of an order nisi against the Minister of Communications as of then, according to which the aforesaid decisions of the Ministry of Communications are null and void. In September 2008, the Company and Bezeq's petition was struck out in limine due to unclean hands.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 6 – SHORT-TERM DEPOSITS

The deposits are deposited in banks and bear average interest at 0.8%. Withdrawal of the deposits is restricted until a settlement is reached in the matter of the satellite insurance due to the demand from the banks to insure loss of revenue resulting from satellite failure.

NOTE 7 – TRADE AND OTHER RECEIVABLES

	December 31	December 31
	2009	2008
	NIS thousands	NIS thousands

Trade receivables (1)
Open accounts	46,143	45,602
Credit companies	123,022	116,004
Net of provision for doubtful debts	(9,013)	(8,730)

	160,152	152,876

Other Receivables (1)
Prepaid expenses	1,520	1,846
Others	6,657	6,415

	8,177	8,261

(1) Including Trade and other receivables who are related parties and interested parties	52	784

For further information pertaining to trade and other receivables who are related parties and interested parties, see Note 32 pertaining to Related Parties and Interested Parties.

For the Company's exposure to currency and liquidity risks, see Note 31 – Financial Instruments.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

A.	Composition

	Equipment, broadcasting & reception	Discounted installation costs		Digital satellite decoders	Office furniture and equipment (Including computers)	Improvements to leases	Total
	NIS thousands
Cost
Balance at January 1, 2008	200,111	1,321,831	*	1,304,532	59,592	35,413	2,921,479

Additions during the year:	10,396	83,632		109,049	15,736	2,729	221,542
Disposals during the year:	(70)	-		(4,367)	(4)	-	(4,441)

Balance at December 31, 2008	210,437	1,405,463	*	1,409,214	75,324	38,142	3,138,580

Additions during the year:	22,045	76,964		103,588	10,335	3,144	216,076
Disposals during the year:	-	(5,608)		(1,793)	(1,526)	-	(8,927)

Balance at December 31, 2009	232,482	1,476,819		1,511,009	84,133	41,286	3,345,729

Accumulated depreciation
Balance at January 1, 2008	151,495	1,066,691	*	974,072	35,377	24,324	2,251,959
Additions during the year:	15,228	75,628		116,317	8,843	2,845	218,861
Deductions during the year:	(70)	-		(3,832)	(1)	-	(3,903)

Balance at December 31, 2008	166,653	1,142,319	*	1,086,557	44,219	27,169	2,466,917

Additions during the year:	16,415	67,532		106,200	10,841	3,111	204,099
Deductions during the year:	-	(5,608)		(636)	(1,516)	-	(7,760)

Balance at December 31, 2009	183,068	1,204,243		1,192,121	53,544	30,280	2,663,256

Book value
As at January 1, 2008	48,616	255,140		330,460	24,215	11,089	669,520

As at January 1, 2009	43,784	263,144		322,657	31,105	10,973	671,663

As at December 31, 2009	49,414	272,576		318,888	30,589	11,006	682,473

*	Reclassified

B.	Collateral

To secure its collateral and liabilities, the Company created liens on all its assets, including share capital (subject to the provisions of the Communications Law).

C.	Credit acquisitions of fixed assets

In the year ended December 31, 2009, credit, due to fixed asset acquisitions increased by an amount of NIS 1,708 thousand.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 9 – INTANGIBLE ASSETS, NET

	Costs of acquisition of subscribers	Software & Licenses	Total
	NIS thousands

Cost

Balance at January 1, 2008	157,814	120,743	278,557

Additions during the year:	31,504	11,637	43,141

Balance at December 31, 2008	189,318	132,380	321,698

Additions during the year:	33,812	20,365	54,177

Balance at December 31, 2009	223,130	152,745	375,875

Accumulated depreciation
Balance at January 1, 2008	142,472	105,237	247,709

Additions during the year:	23,233	7,786	31,019

Balance at December 31, 2008	165,705	113,023	278,728

Additions during the year:	21,461	8,643	30,104

Balance at December 31, 2009	187,166	121,666	308,832

Book value
As at January 1, 2008	15,342	15,506	30,848

As at January 1, 2009	23,613	19,357	42,970

As at December 31, 2009	35,964	31,079	67,043

During the year ended December 31, 2009, credit, due to intangible asset acquisition, increased by an amount of NIS 6,984 thousand.

NOTE 10 –BROADCASTING RIGHTS, NET OF RIGHTS EXERCISED

	December 31	December 31
	2009	2008
	NIS thousands	NIS thousands

Cost	511,027	500,678
Less- rights exercised	226,261	247,345

	284,766	253,333

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 11 - BANK CREDIT

This Note includes information of the contractual conditions of the Company's bank loans and credit bearing interest.

Additional information about the Company's exposure to interest, currency and liquidity risks appears in Note 31 – Financial Instruments.

With respect to collateral and restrictions pertaining to credit and to financial covenants, see Note 29.

	December 31	December 31
	2009	2008
	NIS thousands	NIS thousands

Short-term credit	44,504	30,972
Current maturities of bank loans	239,194	-
Bank loans*	-	846,230

	283,698	877,202

*
The loans were originally received as long-term, since as at December 31, 2008 the Company had not complied with the financial covenants set by the banks and the loans were presented as short-term liabilities.

In March 2009, the Company received relief with regard to the financial covenants, and subsequent to this relief the Company was in compliance with the financial covenants set for it.

Hereunder, particulars relating to the loans:

The loans are repayable according to settlement schedules over a period of 8 years as of December 31, 2005. According to the loan agreements, the Company may change the loan tracks every year or two years, as of December 31, 2005.

On December 31, 2008 the Company switched the loan tracks to fixed interest loans bearing interest rate of 5.52% for a period of two years.

The loans are to be settled in the forthcoming years based on the following settlement schedules:

December 31
2009
NIS thousands

2010	239,194
2011	262,740
2012	289,093
2013	55,203

846,230

With respect to changes in the terms of the financing contract and expected repayment dates see Note 5B.

With respect to liens, see Note 29.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 12 – TRADE PAYABLES

	December 31	December 31
	2009	2008
	NIS thousands	NIS thousands

Open accounts	293,411	285,438
Notes and checks for repayment	112,978	114,842

	406,389	400,280

Of which- related parties and interested parties	86,242	118,109

For further information pertaining to suppliers that are related parties and interested parties, see Note 32 – Related Parties and Interested Parties.

For the Company’s exposure to currency and liquidity risks for part of the trade balances, see Note 31 – Financial Instruments.

NOTE 13 – OTHER PAYABLES

	December 31	December 31
	2009	2008
	NIS thousands	NIS thousands

Employees and Institutions with respect to wages	26,005	27,791
Provisions for vacation leave and convalescence pay	10,161	10,576
Interest to be paid on debentures	28,225	78,199
Deposits from customers	2,740	3,036
Institutions	39,835	36,114
Deferred income	17,941	16,673
Others	18,436	35,573	*

	143,343	207,962

For the Company's exposure to currency and liquidity risks for part of the payables balances, see Note 31 – Financial Instruments.

*	Reclassified

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 14 - PROVISIONS

Legal Claims
NIS thousands

Balance at January 1, 2009	8,980
Provisions during the period	599
Provisions realized during the period	(1,000)
Provisions cancelled during the period	(500)

Balance at December 31, 2009	8,079

During the normal course of business various lawsuits were filed against the Company.

In the opinion of the Company’s Management based, inter alia, on professional opinions of its legal counsel, the financial statements include appropriate provisions in the amount of NIS 8,079 thousand , where required, to cover exposure resulting from such lawsuits.

For details pertaining to lawsuits and amounts of such exposure, see Note 22.

NOTE 15 – DEBENTURES

On July 31, 2007 the Company issued debentures at nominal value totaling NIS 620 million by private placement to institutional investors. The debentures were listed on the TACT-institutional system of the Tel Aviv Stock Exchange. The debentures were rated for the issuance, by S&P Maalot Ltd. (“the Rating Agency”) at BBB-/stable.  In August 2008, the Rating Agency validated the said rating. The issue raised capital, net costs, in the amount of NIS 614 million.

The debentures are repayable in 8 annual principal and interest payments every 5th of July in each of the years 2010 through 2017. The principal payments in each of the years 2010 through 2013 will be at a rate of 8% of the nominal value of the debentures, and the principal payments in each of the years 2014 through 2017 will be at a rate of 17% of the nominal value of the debentures. The debentures are linked to the consumer price index commencing June 2008, and bear linked annual interest at the annual rate of 7.9% (subject to various possible adjustments according to the debenture terms), that will be repaid in semi-annual installments in January and July of each of the years 2009  through 2017.

The Company did not undertake to list the debentures on the stock exchange, but if they will be listed, the linked annual interest paid on them commencing on the listing date will be reduced to 7.4%. Under the terms set at the issue date of the debentures, as the debentures were not listed for trading by July 31, 2008, the annual interest that they bear increased to 8.4%, as of said date.  If, in the future, the Company will list the debentures for trading, then the annual interest rate on them will decrease to 7.4% from the same date.

In addition, if the Company fails to comply with the terms set in the financing agreement it had entered into with the banks, and as a condition for the banks ceding the said breach, the Company will undertake to pay to the banks additional interest to that of the bank interest margin, and if the debentures are not listed at the time, then as long as the said margin supplement is paid to the banks and the debentures are not listed, the Company will pay the holders of the debentures an annual interest supplement at the same rate.

The debentures are secured by a first floating lien on all of the Company's assets (other than exceptions as dictated by the provisions of the Communications Law), unlimited in amount. They are further secured by a first fixed charge, unlimited in amount, on the Company's rights and assets that were attached by it in favor of banks (other than exceptions as dictated by the provisions of the Communications Law). The said securities are first level and pari pasu to the floating liens and the fixed charge created by the Company in favor of the banks, in order to secure the bank credit.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 15 – DEBENTURES (CONTD.)

	December 31, 2009
	Nominal interest	Repayment year	Par value	Book value

			NIS thousands	NIS thousands

Debentures	8.4%	2010-2017	620,300	680,553

Repayment dates

December 31, 2009
NIS thousands

2010	54,812
2011	54,812
2012	54,812
2013	54,812
2014	116,476
2015 onwards	349,427
685,151

Regarding attachments with respect to the debentures, also see Note 29.

NOTE 16 – LONG-TERM LOANS FROM INSTITUTIONAL ENTITIES

1)
During March and April 2005, the Company signed agreements with three institutional entities according to which the institutional entities would grant the Company loans in the total amount of NIS 100 million.

These loans are linked to the CPI and bear interest at a rate of 11% per annum. The loans are repayable, with the addition of interest and linkage differentials, on December 31, 2013, but are repayable at an earlier date, subject to partial repayment of the loans received from the banks, under the terms fixed in this contract.

Bezeq undertook that if, by December 31, 2013, the loans have not been settled (in full or in part) or under certain other conditions, the lenders will be entitled to demand that Bezeq repay the lower of the loan balances (principal, interest and linkage), and the amount calculated based on a fixed formula, taking into account the Company's worth at said date.

2)	The balance of the loans from institutional entities as at December 31, 2009, including accrued interest amount to NIS 68,157 thousand (as at December 31, 2008 – NIS 48,304 thousand).

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 17 – LOANS FROM SHAREHOLDERS

A.

	Interest rate as at	December 31
	December 31, 2009	2009	2008
	%	NIS thousands

Balance of the loans, based on their nominal terms:
Old Shareholders loans (1)	Without interest	2,200,008	2,119,032

New Shareholders loans:
Loans received prior to August 2003 (2)	5.5	351,598	321,562
Loans received from September 2003 and thereafter (2)	11	1,113,108	965,937
		3,664,714	3,406,531
Net – received loan amounts in excess of the
fair value upon receipt, after cumulative reduction
(at effective interest rate) (3)		(1,682,827)	(1,725,016)

		1,981,887	1,681,515

(1)
The loans extended to the Company by its shareholders until July 20, 2002 ("Old Shareholders Loans") in the amount of NIS 2,200 million, are linked to the known index increase, do not have a repayment date and do not bear interest. These loans were received in accordance with their pro-rata holdings in the Company upon receipt of the loans.

(2)
Pursuant to the agreement between the shareholders and the Company as of December 30, 2002, it was decided that the loans extended by some of the Company's shareholders as of July 10, 2002 ("the New Shareholders Loans"), will have preference over the Old Shareholders Loans.  In accordance with the agreement, the New Shareholders Loans will be eligible for full settlement by the Company before any dividend is distributed by the Company and/or the repayment of the Old Shareholders Loans extended to the Company by the shareholders, and subject to the Company's cash flows and liabilities under the agreements with the banks.

The New Shareholders Loans which were received until April 2003, are linked to the known CPI and bear annual interest of 5.5%, while the New Shareholders Loans which were received after this date, based on an amendment to the aforesaid agreement, are linked to the known CPI with the addition of annual interest of 11%. No repayment dates were set for the new loans as well.

(3)
The shareholders loans were included in the financial statements at their fair value at the time received. The fair value of the loans was set based on the current value of the expected cash flows for repayment of the loans, taking into consideration the dates on which the shareholders may make an initial request for repayment of the loans (in accordance with the restrictions that the shareholders consented to in the agreements with the banks and financial institutions) and at the interest rates applicable to loans with similar risks upon receipt of the loans. The interest rate taken into account as aforesaid, which constitutes the effective interest rate for the loans, is 12%.

When changes in the loan terms cause differences of over 10% in the discounted cash flows, the difference between the expected cash flows prior to the changes which are discounted at the interest rate at the time the loans were granted and their discounted value at the interest rate at the time of the changes, is attributed to financing income.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 17 – LOANS FROM SHAREHOLDERS (CONTD.)

A. (contd.)

(3)	(contd.)

The difference between the current value of the monthly cash flows which are discounted in accordance with the interest rate at the time of the change to the old cash flows which are discounted at the interest rate at the time of the change, is attributed to capital reserves in shareholders equity.

During the course of 2007, in the framework of rating the debentures with the Rating Agency, the Company committed to the Rating Agency (and to it alone) that it shall not make payment on account of the shareholders loan prior to the end of the life of the debentures.

The interest rate at the time of change was set in accordance with a professional opinion received from an external consulting firm, according to which the interest rate for discounting the shareholders loans that do not bear interest is 15.63% and the interest rate for discounting the shareholders loans bearing interest of 5.5% is 15.58%.

Based on these rates, the difference between the expected cash flows prior to the change which are discounted according to the 12% interest rate at the time the loans were received and their discounted value of 15.63% or 15.58% at the time of the change, accordingly, which amounted to NIS 213 million, was attributed to the financing income.

The difference between the current value of the expected cash flows based on the new repayment dates and the current value of the cash flows which were expected based on the repayment dates prior to any change is discounted according to the interest rate at the time of the change, 15.63% or 15.58%, which amounted to NIS 348 million, was attributed to capital reserves.

The foregoing differences affect the Company's financing expenses in the future.

B.
In accordance with the agreement aforementioned in section 2 above, the shareholders that injected the New Shareholders Loans into the Company were awarded rights to receive additional shares in the Company or options exercisable to shares, derived from their injection.

Accordingly, the shareholders were allocated additional shares in the Company or options exercisable to the Company's shares. The options are exercisable at any time and without additional consideration, and they are negotiable as though they were shares, subject to the approval of the banks, according to the financing agreements.

Exercise of the options allocated and changes in certain holdings in the Company are contingent to various regulatory approvals.

As at the date of the approval of these financial statements, said approvals have not been received. For further details, see Note 33.

NOTE 18 - OTHER NON-CURRENT LIABILITIES

	December 31	December 31
	2009	2008
	NIS thousands	NIS thousands

Open accounts with related parties	8,340	19,459
Deposits from customers	5,287	5,955
Notes and checks for repayment	661	2,398

	14,288	27,812

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 19 – EMPLOYEE BENEFITS

Employee benefits include post-employment benefits, termination benefits, short-term benefits and share-based payments.

The Company has defined benefit plans for post-employment benefits and it makes contributions to central severance pay funds and appropriate insurance policies.

The Company also has a defined contribution plan for some of its employees who are subject to Section 14 of the Severance Pay Law – 1963.

Regarding share-based payments see Note 20 – Share-based Payments.

	December 31
	2009	2008
	NIS thousands	NIS thousands

Current value of obligations	13,400	13,255
Fair value of plan assets	(6,011)	(5,245)

Liability recognized for defined benefit plan	7,389	8,010
Other liabilities	10,161	10,576

Total employee benefits	17,550	18,586

Presented under the following items:
Other payables	10,161	10,576
Long-term employees benefits	7,389	8,010	*

	17,550	18,586

*	Reclassified

Post-employment benefit plans – defined contribution plan

A.	Change in the current value of the defined benefit obligations

	December 31	December 31
	2009	2008
	NIS thousands	NIS thousands

Balance of obligations pertaining to defined benefit plan at January 1	13,255	12,049
Current service cost	1,015	2,192
Finance expenses with respect to obligations	503	559
Actuarial gains recognized in other comprehensive income	(834)	(864)
Benefits paid based on benefit plan	(539)	(681)

Balance of obligations as of end of year	13,400	13,255

B.	Change in plan assets

	December 31	December 31
	2009	2008
	NIS thousands	NIS thousands

Fair value of plan assets as at January 1	5,246	4,284
Contributions paid into the plan	785	1,284
Expected return on plan assets	318	225
Actuarial (losses) recognized in other comprehensive income	(297)	(737)
Benefits paid based on benefit plan	(41)	(351)

Fair value of plan assets as at end of year	6,011	5,245

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 19 - EMPLOYEE BENEFITS (CONTD.)

C.	Expense recognized in profit or loss

	December 31	December 31
	2009	2008
	NIS thousands	NIS thousands

Current service cost	1,015	2,192
Interest for obligations	503	559
Expected return on plan assets	(318)	(225)

	1,200	2,526

The expense is recognized in the following line items in the income statement:

	December 31	December 31
	2009	2008
	NIS thousands	NIS thousands

Cost of sales	558	1,206
Selling and marketing expenses	345	745
General and administrative expenses	112	241

	1,015	2,192

D.	Actuarial gains and losses recognized directly in other comprehensive income

	December 31	December 31
	2009	2008
	NIS thousands	NIS thousands

Amount accrued at December 1	1,971	1,844
Amounts recognized in the period	537	127

Amount accrued at December 31	2,508	1,971

E.	Actuarial assumptions

	2009	2008
	%	%

Discount rate as of December 31	2.9	3.7
Future salary increases	3	3-5

Assumptions regarding future mortality are based on published statistics and mortality tables.

The expected long-term yield rate on the assets is 2.93%. This rate is based on the whole asset portfolio and on the yield of the separate asset groups.  The yield is based exclusively on historical returns, without adjustments.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 19 - EMPLOYEE BENEFITS (CONTD.)

F.	Historical information

	December 31	December 31
	2009	2008
	NIS thousands	NIS thousands

Present value of the defined benefit obligation
Defined benefit	13,400	13,255
Fair value of plan assets	(6,011)	(5,245)
Deficit in the plan	7,389	8,010

G.	Post-employment benefit plans – defined contribution plan

	For the year ended December 31
	2009	2008
	NIS thousands	NIS thousands

Present value of the defined benefit obligation	9,381	8,302

NOTE 20 – SHARE-BASED PAYMENTS

On September 4, 2008, the Company's general meeting allocated 4,250,000 options of Bezeq to the Company's CEO, following approval by the board of directors of Bezeq.

The options, exercisable to Bezeq shares, will vest in three equal annual tranches, and the vested options will be exercisable for up to 5 years from the vesting date of the third tranche.

A.	Number of Bezeq options

Number of Options
2009
in thousands

Balance at 1 January	4,250
Awarded during the period	-
Balance as of December 31	4,250

Exercisable on December 31	1,417

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 20 – SHARE-BASED PAYMENTS (CONTD.)

B.	Additional details

The fair value of the services received in consideration of the stock options awarded is based on the fair value of the awarded options, measured on the Black-Scholes model, based on the following parameters:

Fair value at the time of grant	10,280

Parameters taken into account in calculating fair value:
Price of Bezeq shares	6.18
Exercise price	5.24
Anticipated fluctuations (weighted average)	23.1% - 23.8%
Useful life of the options (projected weighted average)	5
Risk-free interest rate	5.1% - 5.3%

Additional information (not taken into account in calculation):
Share price shortly prior to board of directors' decision	6.37
Share price shortly prior to allocation	5.92

The anticipated fluctuations were based on historical fluctuations of Bezeq’s share prices. The life of the options was fixed based on the management's assessment with respect to the holding period, taking into consideration the position and past experience. The risk-free interest rate was determined on the basis of shekel government bonds, with the time to maturity being equal to the expected lifespan of the option warrants.

The total expense recorded with respect to the options during the three month period ended December 31, 2009, and attributed to administrative and general expenses in the statements of income, amounted to NIS 5,295 thousand.

Benefits

1)
In July 2009, the Company's board of directors approved the revised employment contract for the Company's CEO, so that it cancelled his right to the allocation of options and awarded him a bonus, part of which was paid and part of which will be paid in 2010.

2)
In January 2010, the general meeting of the Company's shareholders approved the CEO's revised employment contract according to which he will be eligible to a bonus under certain terms and conditions, inter alia, that he remains with the Company at least until December 31, 2010 when the controlling shares in Bezeq will be sold and Eurocom's holding in the Company will be sold. The bonus was awarded in the form of a loan extended to the CEO, which will be offset against the bonus in so far as the CEO will be eligible for.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 21 - CONTRACTS

1.	At December 31, 2009, the Company is engaged in contracts for the acquisition of broadcasting rights. In the year ended December 31, 2009, the acquisition of such rights amounted to NIS 106 million.

2.	At December 31, 2009, the Company is engaged in contracts for the acquisition of owned channels. In the year ended December 31, 2009, the acquisition of such rights amounted to NIS 255 million.

3.
The Company is engaged in a primary operational leasing contract for the building it occupies. The lease expires in 2014, with an option to extend for a further 5 years. The rent is linked to the consumer price index (CPI). Furthermore, the Company is engaged in several additional operational leasing contracts for various periods.

The contractual rentals for the forthcoming years calculated on the valid rentals at December 31, 2009, are as follows:

NIS thousands

2010	9,280
2011 through 2014	24,208

4.	Leasing of space segments:

A.
On May 16, 2001, the Company engaged in a contract for leasing space segments in the Amos 2 satellite, with a related party. The lease period ends after 12 years from the date the satellite was positioned in space or at the end of the satellite's life, the earlier of the two. The satellite was positioned in space in April 2004.

B.
On July 15, 2008, the Company engaged in a contract according to which it will lease 13 space segments in the Amos 2 and in Amos 3 satellites, while up until December 31, 2009, only 12 space segments were leased and the lease of the 13th segment is contingent upon notification of either of the parties, in accordance with the provisions of the contract. In 2010 the Company will continue to lease 12 segments.

C.	Contractual leasing fees for the forthcoming years, based on the foregoing contracts, are as follows:

NIS thousands

2010	98,150
2011 through 2014	392,600
2015 onwards	122,688

5.	Leasing operations

a)
The Company engaged in several operational leasing contracts for a period of up to 36 months for vehicles it uses.  The annual contractual leasing fees, based on the valid leasing fees at December 31, 2009, are NIS 24.8 million.

b)
During the course of the year, the Company purchased several components from a components importer. This transaction is handled in the Company's books as operational leasing. The expected annual payments, which will be spread over three years, are in the amount of NIS 10.8 million.

6.	Licensing fees – pursuant to licensing terms, the Company undertook to pay royalties to the State of Israel, based on the income from broadcasting services as set forth in the license.

In 2006, the rate of royalties was amended and pursuant to the Communications Regulations 5766-2006. As a result of the said amendment, the rates of royalties applicable were as follows: 2007 – 2.5%; 2008 – 2%; 2009 – 1.5%, 2010 and thereafter – 1%.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 21 – CONTRACTS (CONTD.)

7.
In accordance with the licensing requirements and the regulations set forth by the Cable and Satellite Broadcasts Council ("the Council"), in each of the years 2006 through 2010, the Company will invest no less than 8% of its income from subscription fees in local production content broadcasts in said year. Furthermore, the Council required that the Company settle during 2010-2011 past debts for investment in content broadcasts in an amount totalling NIS 27,539 thousand.

8.
Contracts with NDS Limited ("NDS") - The Company engaged in several agreements with NDS to acquire services pertaining to the Company's encoding, broadcasting and receiving systems and hardware pertaining to these services.

In 2009 and 2008 the Company's payments to NDS amounted to NIS 31,283 thousand and NIS 26,392 thousand, respectively.

9.
In August 2000 the Company engaged in a three-way contract to acquire decoders from Eurocom Marketing (1986) Ltd. ("Eurocom") and Advanced Digital Broadcast Ltd ("ADB").  Eurocom is an interested party of the Company. The contract included, inter alia, providing ongoing maintenance and repair services (following the warrantee period) by ADB.

In 2009 and 2008 the Company's payments to Eurocom for the acquisition of decoders amounted to NIS 57 million and NIS 37 million, respectively.

NOTE 22 – CONTINGENT LIABILITIES

1.	Guarantees

To assure its obligations the Company placed collateral in the amount of NIS 39 million (including State of Israel government guarantees in the amount of NIS 37 million).

2.	Litigations

Various lawsuits were filed against the Company and it faces various pending proceedings (in this section:  "Litigations").

In the opinion of the Company's management, which is based, inter alia, on the opinions of its legal counsel as to the likelihood of the success of these litigations, the financial statements (Note 14) include appropriate provisions for covering the exposure generated by such claims.

The management believes that the additional exposure as at December 31, 2009 due to claims filed against the Company on various matters and for which success is considered probable or unlikely, amounts to NIS 255,864 thousand.  The foregoing amounts and all the amounts noted in this Note are prior to the addition of interest.

Below is a description of the status of the Company's material pending lawsuits as at December 31, 2009, classified by groups with similar characteristics.

A.	Employee claims

During normal ongoing business, collective and individual lawsuits were filed against the Company by current and former employees of the Company. In particular, these lawsuits deal mainly with claims of non-payment of salary components and delay of pay. Various individual litigations were filed against the Company by its current and former employees. As at December 2009, the total amount of all the foregoing litigations amounted to a total of NIS 1,604 thousand.  In the opinion of the Company's management, which is based, inter alia, on the opinions of its legal counsel as to the likelihood of the success of said litigations, the financial statements include appropriate provisions in the amount of NIS 699 thousand , where required, for covering the exposure generated by said litigations..

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 22 – CONTINGENT LIABILITIES (CONTD.)

2.	Litigations (contd.)

B.	Customers litigation

During normal ongoing business, various litigations were filed against the Company by customers. In particular, these litigations are class action suits dealing with claims of unlawful charges and impaired services provided by the Company. As at December 2009, the total amount of all the foregoing litigations amounted to a total of NIS 209,271 thousand.  In the opinion of the Company's management, which is based, inter alia, on the opinions of its legal counsel as to the likelihood of the success of said litigations, the financial statements include appropriate provisions in the amount of NIS 7,380 thousand , where required, for covering the exposure generated by said litigations..

Of the foregoing litigations, there are litigations that total NIS 4,000 thousand, which at this time cannot be estimated.

The foregoing legal proceedings include the following lawsuits - on October 3, 2007, a petition was filed against the Company with the Tel Aviv - Jaffa District Court on behalf of Mr. Yigal Grindler to approve a class action with respect to reception disturbances to DBS broadcasts and problems with the proper functioning of DBS service system during these disturbances in September 2007. The Applicant claims that during September 2007, DBS subscribers suffered daily disturbances and long breaks in television broadcasts, which were manifested, inter alia, as severe picture and sound disruptions and that DBS's service center did not function and it was not possible to receive service or assistance from them.

On January 16, 2008 the applicant filed a petition with the Court, according to which he had reached an understanding with the plaintiff in TA 2466/07, Ms Maya Ofek, in which she filed a suit and petition for approval as a class action against DBS on the same topic as this case, he claims that only this suit will proceed, and that the TA 2466/07 suit would be erased. On April 27, 2008 lawsuit TA 2466/70 was erased.

The applicants assessed the claim to be in the amount of NIS 121 million.

On April 13, 2008, DBS filed its response, in which it rejected the applicant's claims and noted that in light of DBS's actions to locate the disturbances and to grant its customers with benefits with respect to the disturbances and in light of the source of the disturbances, which was an external source outside of DBS's control, the purpose and rationale on which the instrument of class action by consumers against service providers is based do not exist.

On November 20, 2008, the applicants filed a rejoinder in which they claimed that in light of the fact that the frequencies used by DBS are secondary allocations, it should have anticipated such disturbances and been prepared for them.

On October 29, 2009, the Court ruled in favor of DBS's motion to erase sections in the applicant's rejoinder since they included new grounds, new claims and new evidence that have nothing to do with the petition for approval.

On December 7, 2009 the applicant filed an amended response and motion to add evidence. On February 2, 2010, the Court accepted the motion, permitting the applicant to add a copy of Bezeq's report dated November 14, 2007 to the motion to approve class action and permitting DBS to complete its response to the motion to approve class action within 21 days.

C.	Litigations of suppliers and communication providers

During normal ongoing business, various litigations were filed against the Company by suppliers who provide the Company with goods and/or services. The primary litigation was filed for damages caused to a supplier as a result of DBS's negligence. As at December 31, 2009, the sum of these litigations amount to a total of NIS 44,990 thousand. No provisions were made in the financial statements for these claims.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 23 – SHAREHOLDERS EQUITY

A.	Share capital

The shareholders equity consists of shares of NIS 1 par value each, as follows:

	December 31	December 31
	2009	2008
	Number of shares and amount in NIS

Issued and paid up share capital	29,896	29,896

Registered capital	39,000	39,000

B.	Option warrants for shareholders

See Note 17(3)B.

NOTE 24 – COST OF REVENUES

	For the year ended December 31
	2009	2008	2007
	NIS thousands	NIS thousands	NIS thousands

Salaries and related expenses	132,172	117,294	108,507
Content costs	295,608	278,285	269,614
Utilized broadcasting rights	180,826	168,478	156,384
Consumption of space segments:	94,228	89,997	105,564
Depreciation and amortization	200,679	217,873	247,231
Royalties	13,581	17,555	20,566
Others	125,007	201,689	209,232

	1,042,101	1,091,171	1,117,098

NOTE 25 – SALES AND MARKETING EXPENSES

	For the year ended December 31
	2009	2008	2007
	NIS thousands	NIS thousands	NIS thousands

Salaries and related expenses	27,913	28,919	27,957
Advertising	60,897	62,862	75,124
Marketing consultation	1,603	1,791	1,595
Vehicle maintenance	7,921	8,739	9,081
Depreciation	20,862	21,510	18,352
Others	3,116	4,341	5,570

	122,312	128,162	137,679

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 26 – ADMINISTRATIVE AND GENERAL EXPENSES

	For the year ended December 31
	2009	2008	2007
	NIS thousands	NIS thousands	NIS thousands

Salaries and related expenses	45,490	49,119	43,655
Share-based payment	5,295	1,636	-
Professional consultation and fees	7,738	8,966	9,267
Rental and maintenance fees	12,727	12,706	11,465
Depreciation	12,662	10,497	7,619
Provision for doubtful and bad debts	1,764	2,352	3,554
Subcontractors (mainly for system maintenance)	19,648	18,726	17,277
Others	12,481	12,149	11,210

	117,805	116,151	104,047

NOTE 27 – FINANCE EXPENSES, NET

Recognized in profit or loss

	For the year ended December 31
	2009	2008	2007
	NIS thousands	NIS thousands	NIS thousands

Income from interest on bank deposits	(77)	(178)	(353)
Changes in the fair value of financial assets at fair value through profit or loss	(5,518)	(35,883)	(212,949)
Income from linkage and other differentials	(2,752)	(15,744)	(13,039)
Finance income recognized in profit or loss	(8,347)	(51,805)	(226,341)

Expenses pertaining to shareholder loans	258,183	255,164	181,412
Expenses for discounting of shareholder loans	42,190	7,797	45,764
Changes in the fair value of financial assets at fair value through profit or loss	4,558	43,579	-
Interest expenses pertaining to financial liabilities
measured at reduced cost:	124,189	127,392	115,485
Expenses pertaining to linkage and other differentials	29,343	34,163	29,978
Expenses from exchange rate changes	3,253	12,825	15,744
Other finance expenses	16,557	11,691	5,316
Finance expenses recognized in profit or loss	478,273	492,611	393,699

Finance expenses recognized in profit or loss, net	469,926	440,806	167,358

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 28 – INCOME TAX

A.	Income tax expense components

	For the year ended December 31
	2009		2008	2007
	NIS thousands		NIS thousands	NIS thousands

Current tax expenses
For the current period	972	*	1,048	1,251
In respect of preceding years	(227)		-	5,000

	745		1,048	6,251

*   Expenses for surplus payment.

B.	Deferred tax assets and liabilities

The Company has losses for tax purposes and deductions for inflation carried forward to the next year and recognized in the statements of financial position in the amount of NIS 4.4 billion (in 2008: NIS 4.2 billion)

Loss balances and deductions carried forward to the next year are CPI linked to the end of 2007.

Pursuant to the current Income Tax Law, there are no time restrictions on the utilization of losses for income tax purposes and on the utilization of deductable temporary provisions. The Company does not generate deferred taxes since it is not expected that it will have positive income in the foreseeable future, against which the tax benefit can be exploited.

C.	Tax assessments

The Company has been issued final assessments up to and including 2004 and assessments considered final up to 2005.

D.	Tax authority hearing

In February 2010 the Company reported to the tax authorities concerning a payment deficit for value added tax for 2006 and thereafter, in an amount of NIS 2,850 thousand (tax principal), which was discovered due to an internal audit conducted by the Company for the yes-WOW venture (offering a service bundle including DBS television services, infrastructure connection to the internet provided by the Company and internet access services provided by Bezeq International Ltd.).  The foregoing is not expected to have a material impact on the financial statements.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 – TOTAL LIABILITIES ASSURED BY LIENS AND RESTRICTIONS IMPOSED WITH   RESPECT TO LIABILITIES

A.	The Company's liabilities balance and secured collateral are as follows:

	December 31	December 31
	2009	2008
	NIS thousands	NIS thousands

Debentures	680,553	654,780
Credit from banks	890,734	877,202
Guarantees	39,460	38,275

B.	To secure the foregoing liabilities and collateral, the Company recorded a lien on all its assets, including share capital.

C.
The terms of the loans and the credit facility that the Company received from the banks, the balance of which as at December 31, 2009 is NIS 960 million, impose certain restrictions the encumbrance or sale of certain Company assets, a restriction on receipt of credit from banks and others (without prior approval of the loaning banks), a restriction on distribution of dividends, a restriction concerning repayment of shareholders’ loans and on transactions with interested parties, a restriction regarding the shareholding ratio of shareholders, a restriction concerning the Company's compliance with the various licenses issued to it, a restriction regarding the Company purchasing securities and establishment of a subsidiary, and a restrictions concerning the ratio for allocation of the Company's shares or other securities.

In addition, the imposition of various restricting loan terms, including the requirement to comply with financial covenants, as follows:

1)	Minimum overall income.

2)	Minimum operational surplus (as set in the financing agreement)

3)	Minimum operational surplus net of investment in decoders (as set in the financing agreement)

4)	Maximum churn rate

5)	Overall financing needs (as set in the financing agreement)

6)	Maximum supplier credit

7)	Minimum bank debt cover ratio and balance-debt ratio (as defined in the agreement)

The values for compliance with the financial covenants vary and are measured quarterly. Noncompliance with the financial covenants awards the banks the right to demand early settlement of the loans that the Company received.

At December 31, 2009, the Company is in compliance with the financial covenants set for it subsequent to the relief granted in March 2009.  For further information pertaining to the changes and updates in expected conditions subsequent to the balance sheet date, see Note 5.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 30—FINANCIAL RISK MANAGEMENT

A.	General

The company is exposed to the following risks that derive from the use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risks (including currency and interest risks)

This Note presents information about the Company's exposure to each of the above risks, and the Company's objectives, policies and processes for measuring and managing risk.

B.	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the receivables from customers.

The management has a credit policy and it monitors the Company's credit risk exposure continuously.

The Company's management constantly monitors customer debts and financial reports including specific deductions for uncertain debts which properly reflect, as per the management's assessment, the latent loss in debts for which collection is uncertain

C.	Liquidity risk

Liquidity risk is the risk of the Company being unable to meet its financial liabilities repayable by cash or other financial asset. The Company’s approach to managing liquidity risk is to ensure, as far as possible, the degree of liquidity that is sufficient to meet its liabilities on time, under normal conditions and stressful conditions, without causing it unexpected losses or harming its goodwill.

D.	Market risk

Market risk is the risk that changes to market prices such as foreign currency exchange rates and interest rates will impact the Company's income or the value of its holdings in financial instruments. The objective of market risk management is to manage and supervise the exposure to market risks under restricting parameters, by maximizing the risk yield.

NOTE 31 - FINANCIAL INSTRUMENTS

A.	Credit risk

(1)	Exposure to credit risk

The book value of the financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31	December 31
	2009	2008
	NIS thousands	NIS thousands

Short-term deposits	3,020	3,000
Trade receivables	160,152	152,876
Other receivables	6,657	6,106

	169,829	161,982

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 31 - FINANCIAL INSTRUMENTS (CONTD.)

A.	Credit risk (contd.)

(2)	Aging of debts and impairment losses

	December 31	December 31
	2009	2008
	NIS thousands	NIS thousands

Not in arrears	156,061	151,320
Past due up to 1 year	8,152	7,167
Past due 6 months to 1 year	7,693	4,494
Past due over two years	3,917	4,731
	175,823	167,712

Net of provision for doubtful debts	(9,013)	(8,730)

Total	166,180	158,982

(3)	Changes in provision for doubtful and bad debts:

	December 31	December 31
	2009	2008
	NIS thousands	NIS thousands

Balance as of 1 January	8,730	8,350
Other provision	283	380

Balance as of December 31	9,013	8,730

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 31 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Liquidity risk

Hereunder contractual repayment dates of financial liabilities, including interest payments. This aging does not include the impact of netting agreements.

	As at December 31, 2009
	Book value	Cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than five years
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Non-derivative financial liabilities
Credit from banks at variable interest	44,504	44,504	44,504	-	-	-	-
Credit from banks at fixed interest	846,230	976,660	186,350	141,301	290,841	358,168	-
Debentures, including accrued interest	708,778	985,762	29,013	83,352	107,761	357,452	408,184
Loans from institutions	181,729	275,956	-	-	-	275,956	-
Loans from shareholders	1,982,166	5,164,460	-	-	-	-	5,164,460

	3,763,407	7,447,342	259,867	224,653	398,602	991,576	5,572,644

Derivative Financial liabilities
Forward exchange contracts, net	989	989	989	-	-	-	-

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 31 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Liquidity risks (contd.)

	As at December 31, 2008
	Book value	Cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than five years
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Non-derivative financial liabilities
Credit from banks at variable interest	30,972	30,972	30,972	-	-	-	-
Credit from banks at fixed interest	846,230	846,230	846,230	-	-	-	-
Debentures, including accrued interest	732,979	1,210,272	78,984	27,492	108,237	324,864	670,695
Loans from institutions	157,700	265,810	-	-	-	265,810	-
Loans from shareholders	1,681,515	4,974,578	-	-	-	-	4,974,578

	3,449,396	7,327,862	956,186	27,492	108,237	590,674	5,645,273

Derivative Financial liabilities
Forward exchange contracts, net	3,569	3,517	3,517	-	-	-	-

*
Credit from banks at variable interest was presented for immediate settlement as the Company did not comply with the financial covenants set for it as at December 31, 2008. The repayment dates of this liability, according to the agreement, not taking into account the non compliance with the financial covenants are as follows:

	As at December 31, 2008
	Book value	Cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than five years
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Credit from banks at fixed interest	846,230	976,660	23,339	23,339	280,973	649,009	-

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 31 - FINANCIAL INSTRUMENTS (CONTD.)

C.	Foreign currency and index risks

(1)	Foreign currency and index risks for the Company's financial instruments are as follows

	December 31, 2009
	Unlinked	Index linked	In foreign currency or foreign currency linked (Primarily USD)	Non financial items	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Assets
Short-term deposits	3,020	-	-	-	3,020
Trade receivables	155,111	-	5,041	-	160,152
Other receivables	6,614	2	41	1,520	8,177

Total assets	164,745	2	5,082	1,520	171,349

Liabilities
Credit from banks	283,698	-	-	-	283,698
Trade payables	322,688	-	83,701	-	406,389
Other payables	54,602	70,800	-	17,941	143,343
Debentures	-	625,741	-	-	625,741
Contingent liabilities in debentures	-	54,812	-	-	54,812
Loans from shareholders	-	1,981,887	-	-	1,981,887
Loans from institutions	-	181,729	-	-	181,729
Bank loans	607,036	-	-	-	607,036
Other liabilities	9,001	5,287	-	-	14,288

Total liabilities	1,277,025	2,920,256	83,701	17,941	4,298,923

Surplus liabilities over assets	1,112,280	2,920,254	78,619	16,421	4,127,574

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 31 - FINANCIAL INSTRUMENTS (CONTD.)

C.	Foreign currency and index risks

(1)	Foreign currency and index risks for the Company's financial instruments based on nominal values are as follows (contd.)

	December 31, 2008
	Unlinked	Index linked	In foreign currency or foreign currency linked (Primarily USD)	Non financial items	Total
	NIS thousands	NIS thousands	NIS thousands		NIS thousands

Assets
Short-term deposits	3,000	-	-	-	3,000
Trade receivables	147,719	-	5,157	-	152,876
Other receivables	1,356	112	4,638	2,155	8,261

Total assets	152,075	112	9,795	2,155	164,137

Liabilities
Credit from banks	877,202	-	-	-	877,202
Trade payables	283,293	-	116,987	-	400,280
Other payables	73,940	117,349	-	16,673	207,962
Debentures	-	654,780	-	-	654,780
Loans from shareholders	-	1,681,515	-	-	1,681,515
Loans from institutions	-	157,700	-	-	157,700
Other liabilities	21,857	5,955	-	-	27,812

Total liabilities	1,256,292	2,617,299	116,987	16,673	4,007,251

Surplus liabilities over assets	1,104,217	2,617,187	107,192	14,518	3,843,114

(2)	Hereunder figures pertaining to the CPI and exchange rates of material currencies:

	December 31	December 31	% Change	% Change
	2009	2008	2009	2008

Consumer price index (in points)	110.57	106.4	3.9	3.8
US dollar exchange rate	3.775	3.802	(0.01)	(1.14)
Euro exchange rate	5.442	5.297	2.7	(6.39)

D.	Interest rate risk

Hereunder details of the types of interest on the Company's interest bearing financial instruments:

	Book value	Book value
	2009	2008
	NIS thousands	NIS thousands

Instruments at fixed interest
Bank deposits	3,020	3,000

Financial liabilities	3,690,679	3,340,225

Instruments at variable interest
Financial liabilities	43,816	30,972

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 31 - FINANCIAL INSTRUMENTS (CONTD.)

E.	Fair value compared to book value

The book value of assets and liabilities correspond with or are close to their fair values.

The fair value of assets and financial liabilities, which are not presented in the books at their fair value, are as follows:

	2009		2008
	Book value	Fair value	Book value	Fair value
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Bank loans	846,230	841,671	846,230	808,490
Institutional loans	181,729	192,263	157,700	155,647
Debentures, including accrued interest	708,778	714,603	732,979	724,165

	1,736,737	1,748,537	1,736,909	1,688,302

See Note 4 for the basis for determining fair value.

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and in 2009 ranged between 8.42% - 9.22% (in 2008 – 9.1% - 11.3%).:

F.	Derivative financial instruments

The Company has limited involvement in derivative financial instruments ("Derivatives"). The Company contracts such transactions with the objective of protecting its cash flows. See details in Note 31B.

G.	Sensitivity test

Below are sensitivity tests for changes in the main market risks which changes will change the values of assets and liabilities and will impact the Company's net profit and equity.

(1)	Sensitivity to changes in the CPI

The Company has financial instruments that are sensitive to changes in the CPI such as loans, debentures and customer deposits.  The sensitivity analysis of 5% and 10% refers to the rate of deviation from an inflation assessment of 2% per year, based on the Inflation Target Center at the Bank of Israel.

Sensitivity analysis as at December 31, 2009

Deviation rate from inflationary goal	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Impact on equity and net profit	(5,930)	(2,965)	2,965	5,930

Sensitivity analysis as at December 31, 2008

Deviation rate from inflationary goal	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Impact on equity and net profit	(5,162)	(2,581)	2,581	5,162

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 31 - FINANCIAL INSTRUMENTS (CONTD.)

G.	Sensitivity test (contd.)

(2)	Sensitivity analysis of changes in the US dollar exchange rate

The Company has financial instruments that are sensitive to changes in the US dollar exchange rate, such as trade payables and forward transactions. The sensitivity analysis of 5% and 10% refers to the rate of changes in the exchange rate.

Sensitivity analysis as at December 31, 2009

Change rate in NIS in the Shekel/dollar exchange rate	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Impact on equity and net profit	(7,704)	(3,852)	3,852	7,704

Sensitivity analysis as at December 31, 2008

Change rate in NIS in the Shekel/dollar exchange rate	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Impact on equity and net profit	1,534	767	(767)	(1,534)

(3)	Sensitivity to changes in the interest rates

The Company has financial instruments that are sensitive to changes in interest rates such as financial liabilities to banks. The sensitivity analysis of 5% and 10% refers to the rate of changes in the interest rate.

Sensitivity analysis as at December 31, 2009

Change rates in interest rate	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Impact on equity and net profit	(176)	(88)	88	176

Sensitivity analysis as at December 31, 2008

Change rates in interest rate	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Impact on equity and net profit	(3,097)	(1,549)	1,549	3,097

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 32 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES

A.	Transactions with interested and related parties

	December 31	December 31
	2009	2008
	NIS thousands	NIS thousands

Revenue (3)	12,196	9,629
Cost of income (1)	112,576	203,380
Administrative and general expenses	1,855	2,337
Financing expenses	302,303	262,192
Salary and benefits to interested parties employed by the Company (2)	8,367	4,805

(1)	The expenses primarily include costs of leasing space segments from an interested party and operating costs of Bezeq Online call center (see Note 21).

(2)
The Company's CEO participates in an options plan for shares in the parent company (see Note 20). In addition, on August 11, 2008, the Company's board of directors approved a two year options plan for the Company's CEO for 2009 and 2010, based on compliance with certain goals defined in the plan.

(3)	Includes revenues from the sale of content to interested parties.

B.	Balances with related parties

	December 31		December 31
	2009		2008
	NIS thousands		NIS thousands

Loans from Shareholders (see Note 17)	1,981,887		1,681,515
Current liabilities	77,902		118,109
Non-current liabilities	8,340	*	19,459
Other receivables	52		784

*	Constitutes the balance of the settlement agreement signed in 2006 for past debts

C.	Additional details

(1)
The Company is engaged in a contract for the import and maintenance of digital satellite decoders from a company that is an interested party (see Note 21).  The cost of acquisition and maintenance of decoders amounted to NIS 57 million (in 2008 – NIS 37 million).

(2)
The Company is engaged in an agreement with an interested party for the installation of broadcasting and receiving equipment. The cost of installations in 2009 amounted to NIS 1.9 million (2008 – NIS 21 million).

(3)	With respect to options awarded to the Company's shareholders - see Note 17(3)B

(4)	The Company has a disputed debt with Bezeq. The parties have agreed to a settlement which was approved by the Company's administration, but is yet to be approved by Bezeq's administration.

NOTE 33 – MATERIAL EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

For information pertaining to update to the employment terms of the CEO, see Note 20C(2).

D.B.S. Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 34 – APPOINTMENT OF THE CHAIRMAN OF THE BOARD FOR THE FINANCIAL STATEMENTS APPROVAL MEETING

On the date of the meeting to approve the financial statements the Company does not have a serving chairperson of the board of directors.  As a result, on February 25, 2009 the Company's board of directors certified Mr Rimon Ben Shaul to serve as a Company director, to act as chairman of the board of directors meeting in which the financial statements are approved and by virtue of such to sign on the Company's financial statements as at December 31, 2009.